SOL Strategies Reports Q2 Results and May Strategic Update

Toronto, Ontario--(Newsfile Corp. - June 2, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company providing infrastructure for the Solana blockchain ecosystem, today issued a comprehensive corporate update for the month of May and highlighted its second quarter 2025 financial results, which were filed on Friday, May 30, 2025.

The Company's Q2 financial statements and management discussion & analysis are available on SEDAR+ at www.sedarplus.ca.

Financial Results Webcast and Conference Call:

SOL Strategies will hold a webcast and conference call at 4:30 PM EST today to discuss these financial results. To register to participate in the conference call, please use the dial-in instructions or webcast link below. The webcast will also be available for replay via the investor relations section of the Company's website https://solstrategies.io/investors/.

Event Details:

SOL Strategies Second Quarter 2025 Financial Results Webcast and Conference Call
Webcast Date: Monday, June 2, 2025, at 4:30 PM EST

Live Call: (800) 245-3047 (U.S.) or (203) 518-9765 (International), Conference ID: SOLQ225

Webcast: https://event.on24.com/wcc/r/4950255/BFBCE094E7089059DF9190FE5FD69DC4

A replay of the webcast will be available on the company's investor relations website shortly after the event https://solstrategies.io/investors/.

Financial Highlights for the Three and Six Months Ended March 31, 2025:

On May 30, 2025, the Company released its second quarter financial results. Key financial and operational highlights include:

  Revenue for the six months ended March 31, 2025, of approximately $8.2 million, up 186% from $2.9 million in the same period in 2024
  Q2 revenue of approximately $2.5 million, compared to $(67,000) in Q2 2024
  Total SOL holdings as of March 31: 267,321 SOL (~CAD $48 million)
  SOL delegated to the Company's validator network grew from 1.57 million SOL in January 2025 to 3.39 million by March 31, 2025
  Total liquidity as of March 31, 2025, was approximately $50.0 million

Webcast replay will be available at: solstrategies.io/investors.

Chief Executive Officer Leah Wald stated: "Our second quarter results demonstrate continued execution across multiple strategic fronts as we build SOL Strategies into the institutional gateway to the Solana ecosystem. The deployment of the initial US$20 million tranche of our convertible debenture facility proceeds into SOL acquisitions, combined with our strategic staking partnerships and our growing validator network serving over 5,500 unique wallets, reinforces our position as a leader in blockchain infrastructure and capital markets innovation. Our exploration of tokenized equity solutions through our partnership with Superstate represents our commitment to pioneering new financial products that bridge traditional and decentralized finance."

May 2025 Corporate Highlights

SOL Strategies continued to execute on its strategic initiatives in May, with key developments including the filing of a preliminary base shelf prospectus and the announcement of an exploratory partnership with Superstate to explore tokenized equity solutions. The Company also secured new institutional partnerships, deployed capital from its convertible note facility, and maintained strong operational performance across its validator network.

Capital Markets Activity

On May 1, 2025, the Company closed the initial US$20 million tranche of its up to US$500 million convertible note facility with ATW Partners. The net proceeds were used to acquire 122,524 SOL at an average price of $148.96, deepening the Company's staked asset base.

On May 27, 2025, SOL Strategies filed a preliminary short form base shelf prospectus with Canadian securities regulators for potential future offerings of up to USD $1 billion. This filing enhances the Company's financial flexibility and supports its ability to capitalize on opportunities within the rapidly evolving Solana ecosystem. The prospectus is available on SEDAR+ at www.sedarplus.ca.

Tokenized Equity Initiative

On May 8, 2025, the Company signed a non-binding memorandum of understanding (MOU) with Superstate to explore the issuance of tokenized common shares tradable on the Solana blockchain via Superstate's "Opening Bell" platform. This initiative supports the Company's broader vision of enabling 24/7 global trading and creating blockchain-native capital markets.

Strategic Staking Partnership with DigitalX

On May 12, 2025, SOL Strategies announced a strategic staking partnership with DigitalX Limited (ASX: DCC), an Australian Stock Exchange-listed blockchain technology company. Under the partnership, DigitalX will stake its Solana holdings through BitGo's institutional custody platform, using SOL Strategies as a preferred validator partner.

This partnership builds on SOL Strategies' integration into BitGo's validator offering, positioning the Company among a select group of trusted institutional validators globally. The collaboration validates SOL Strategies' enterprise-grade infrastructure and expands its international institutional client base.

Compliance and Security Certifications

The Company successfully completed SOC 1 Type 1, SOC 2 Type 1, and ISO 27001 audits for its staking platform. Conducted by Sensiba, these audits validate SOL Strategies' enterprise-grade security practices and regulatory readiness. A dedicated trust center is available at trust.solstrategies.io.

Treasury and Validator Operations Update

As of May 31, 2025:

  SOL Holdings: 395,000+ SOL (~CAD $92 million), majority actively staked
  SOL Staked to Company Validators: 3,036,462 SOL (excluding white-label validators)
  Validators operated: 4
  Unique Wallets Served: Over 5,500
  Validator uptime: 99.995%
  Peak APY delivered: 8.59% (Orangefin); Network average: 8.2%

A validator is a specialized server node on the Solana blockchain that processes transactions, verifies blocks, and maintains network consensus. Operating validators requires significant technical expertise and capital investment and is core to blockchain infrastructure activities.

Source: Stakewiz, data sourced from stake account reward entries for epochs ending May 2025.

Media & Industry Engagement

In May 2025, SOL Strategies expanded its media presence and technical thought leadership across top platforms:

  Leah Wald, CEO, appeared on FintechTV to discuss the global growth of the Solana ecosystem and the broader outlook for institutional adoption in crypto markets.
  Leah was also quoted in MarketWatch on Bitcoin's recent rally and featured in Streetwise Reports in a profile on SOL Strategies' approach to tokenized Solana investment and infrastructure innovation.

  Michael Hubbard, COO, participated in a high-profile panel at Solana Accelerate titled "Go Public, On-Chain: The Future of IPOs" (1:37:10-1:58:25), alongside Galaxy and Superstate, where he discussed SOL Strategies' leadership in tokenizing public company shares on Solana.
  Following the launch of Superstate's Opening Bell platform, SOL Strategies was featured in over 45 unique stories across top-tier outlets, including an exclusive in Forbes, and additional coverage in CoinDesk, The Block, Blockworks, Benzinga, and CNBC Crypto World, emphasizing the Company's potential to become first publicly traded company to tokenize its listed shares on Solana.
  Following the Company's partnership announcement with DigitalX, coverage appeared in over 15 outlets, including Crypto News, Crypto.News, Tron Weekly, and 99Bitcoins, reinforcing SOL Strategies' focus on secure, compliant Solana staking infrastructure and its alignment with regulated global partners.
  SOL Strategies' filing of a USD $1B base shelf prospectus was covered in crypto trades like The Defiant, while the Company's completion of its SOC 1 and SOC 2 audit was cited as a key milestone in strengthening institutional trust in Solana-native staking in outlets like GuruFocus.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain ecosystem that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the CSE nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved."

Forward-looking statements in this news release include statements regarding the timing for the Company's release of its financial results, the Company's financial outlook, the potential for the Company's common shares to be tokenized and traded on the Solana blockchain, and the potential for the Company to raise capital pursuant to its short form base shelf prospectus.. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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